UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

FORM 3	OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden Hours per response . . . . 0.5
(Print of Type Responses)
1. Name and Address of Reporting Person* G. M. Cypres & Co., Inc.			2. Date of Event Requiring Statement (Month/Day/Year) 3/23/2001	4. Issuer Name and Ticker or Trading Symbol Hispanic Express, Inc. (HXPR)
(Last) (First) (Middle) 5480 East Ferguson Drive			3. I.R.S Identification Number of Reporting Person, if an entity (Voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)		6. If Amendment, Date of Original (Month/Date/Year)
				____ Director ____ Officer (give title below)	_X__10% Owner ___ Other (specify below)	7. Individual or Joint/Group Filing (Check Applicable Line) __X__ Form filed by One Reporting Person ____ Form filed by More than One Reporting Person
(Street) Commerce, CA 90022				____________________________
(City)	(State)	(Zip)	Table I Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)			2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirec (I) (Instr. 5)		4. Nature of Indirect Benefical Ownership (Instr. 5)
Common Stock			828,500	I
Reporting person is the general partner of (i) Cypres Investments Holdings, L.P. ("CIH") and (ii) G.M. Cypres Investments, L.P. ("GMCI"), both of which were partners of West Coast Private Equity Partners, L.P. ("WCPEP"), which as of March 23, 2001, terminated in accordance with the terms of its governing partnership agreement and distributed its assets to each of WCPEP's partners (the "Distribution"). CIH received 723,182 shares of issuer's common stock as a result of the Distribution and GMCI received 105,318 shares of issuer's common stock as a result of the Distribution.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).						(Over) SEC 1473 (3-99)

FORM 3 (continued) Table II Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date Month/Day/Year		3. TItle and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- ciable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations                                                                               /s/ Gary M. Cypres                                       April 3, 2001
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)                                                                                                                                                      **Signature of Reporting Person                          Date
                                                                                                                                                                                                                                 Gary M. Cypres, President

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